UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MetaStat, Inc.

File No. 0-52735 - CF#28499

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MetaStat, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 21, 2012, as amended.

Based on representations by MetaStat, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through May 29, 2015
Exhibit 10.11	through May 29, 2015
Exhibit 10.12	through May 29, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel